UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Lance

Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,152,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%*
14	TYPE OF REPORTING PERSON PN

*

Based on 63,825,304 shares of Common Stock (defined below) issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,152,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%*
14	TYPE OF REPORTING PERSON OO

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,152,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%*
14	TYPE OF REPORTING PERSON PN

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,152,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%*
14	TYPE OF REPORTING PERSON OO

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,152,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%*
14	TYPE OF REPORTING PERSON IN

*

Based on 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D originally filed on October 16, 2019, as amended by Amendment No. 1, filed on November 13, 2019 and by Amendment No. 2, filed on December 31, 2019 (collectively, the “Original Schedule 13D”, and together with this Amendment No. 3, this “Schedule 13D”). This Amendment No. 3 relates to the common stock, without par value (“Common Stock”), of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Issuer”). The address of the principal executive office of USAT is 100 Deerfield Lane, Suite 140, Malvern, PA 19355.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

(a)    The Reporting Persons beneficially own, in the aggregate, 5,152,087 shares of Common Stock pursuant to the Stock Purchase Agreement, certain transactions effected subsequent to the execution of the Stock Purchase Agreement and set forth in the Original Schedule 13D, and certain subsequent transactions set forth in Schedule I attached hereto. The description of the Stock Purchase Agreement set forth in Item 6 of the Original Schedule 13D is incorporated by reference herein in response to this Item 5.

As of the date hereof, the Reporting Persons each beneficially own 5,152,087 shares of Common Stock, which represents approximately 8.07% of the issued and outstanding Common Stock of USAT. The aggregate percentage of Common Stock reported owned by each person named herein is based upon 63,825,304 shares of Common Stock issued and outstanding as of November 1, 2019, as determined in reliance on disclosure to that effect reported by the Issuer in its Form 10-Q filing for the quarterly period ended September 30, 2019.

Antara Master Fund directly beneficially owns the Shares (i) issued pursuant to the Stock Purchase Agreement, (ii) acquired pursuant to certain transactions effected subsequent to the execution of the Stock Purchase Agreement and set forth in the Original Schedule 13D, and (iii) acquired pursuant to the subsequent transactions set forth on Schedule I attached hereto. Antara Fund GP, Antara GP and Antara Capital are deemed to have beneficial ownership of the Shares owned beneficially by Antara Master Fund. Mr. Gulati is deemed to have beneficial ownership of the Shares owned beneficially by each of the foregoing Reporting Persons.

(b)    Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c)    Except as provided in Item 6 hereof, all transactions in the capital stock of USAT effected during the past sixty (60) days on behalf of the Reporting Persons over which the Reporting Persons have investment discretion are set forth in Schedule I attached hereto and incorporated herein by reference.

(d)     Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Section 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

(e) Amendment to Non-Disclosure Agreement

On January 31, 2020, USAT and Antara Master Fund entered into an amendment (the “RRA Amendment”) to the Registration Rights Agreement, dated October 9, 2019, by and between USAT and Antara Master Fund (the “Original Registration Rights Agreement”, as amended by the RRA Amendment, the “Registration Rights Agreement”), pursuant to which (i) the parties thereto agreed to delete Sections 2.01-2.07 of the Original Registration Rights Agreement and (ii) USAT agreed to pay to Antara Master Fund an amount equal to $1,223,410 in immediately available funds, which amount represents a mutually agreed upon payment in satisfaction of the liquidated damages owing to Antara Master Fund under Section 2.02 of the Original Registration Rights Agreement.

The foregoing summary description of the material terms of the RRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the RRA Amendment, which is filed as Exhibit 6 and is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit	Description

6	Amendment to Registration Rights Agreement, dated January 31, 2020, by and between Antara Capital Master Fund LP and USA Technologies, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP
By:	Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 3, 2020

ANTARA CAPITAL LP
By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 3, 2020

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 3, 2020

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 3, 2020

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: February 3, 2020

Schedule I

Transactions

The following table sets forth all transactions with respect to the capital stock of USAT effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the capital stock, inclusive of any transactions effected through 4:00 pm, New York City time, on January 31, 2020.

Transaction Type	Trade Date	Security Type	Quantity	Security Ticker	Trade Price
Buy	12/2/2019	Common Stock	12,000.00	USAT	$6.9088
Buy	12/4/2019	Common Stock	7,829.00	USAT	$6.8406
Buy	12/4/2019	Common Stock	4,000.00	USAT	$6.8650
Buy	12/5/2019	Common Stock	10,000.00	USAT	$6.9124
Buy	12/5/2019	Common Stock	17,173.00	USAT	$6.7408
Buy	12/6/2019	Common Stock	25,000.00	USAT	$6.7118
Buy	12/13/2019	Common Stock	20,000.00	USAT	$6.8400
Buy	12/16/2019	Common Stock	20,000.00	USAT	$6.8173
Buy	12/17/2019	Common Stock	10,000.00	USAT	$6.9645
Buy	12/18/2019	Common Stock	10,000.00	USAT	$6.9590
Buy	12/19/2019	Common Stock	15,000.00	USAT	$6.9851
Buy	12/20/2019	Common Stock	25,000.00	USAT	$6.8977
Buy	12/23/2019	Common Stock	10,000.00	USAT	$6.8645
Buy	12/26/2019	Common Stock	30,000.00	USAT	$6.7604
Buy	12/27/2019	Common Stock	50,000.00	USAT	$6.8502
Buy	12/27/2019	Common Stock	15,000.00	USAT	$6.8691
Buy	12/30/2019	Common Stock	60,000.00	USAT	$6.9003
Buy	12/31/2019	Common Stock	9,010.00	USAT	$7.3651
Buy	12/31/2019	Common Stock	100,000.00	USAT	$7.2288
Buy	1/2/2020	Common Stock	37,300.00	USAT	$7.2628

Buy	1/8/2020	Common Stock	35,195.00	USAT	$7.0207
Buy	1/9/2020	Common Stock	11,000.00	USAT	$7.0448
Buy	1/10/2020	Common Stock	1,434.00	USAT	$7.0889
Buy	1/13/2020	Common Stock	706.00	USAT	$6.9000
Buy	1/14/2020	Common Stock	11,500.00	USAT	$6.8214
Buy	1/16/2020	Common Stock	40,000.00	USAT	$7.3405
Buy	1/22/2020	Common Stock	43,667.00	USAT	$7.3151
Buy	1/23/2020	Common Stock	8,000.00	USAT	$7.6000
Buy	1/23/2020	Common Stock	27,000.00	USAT	$7.7036
Buy	1/27/2020	Common Stock	50,000.00	USAT	$8.0826
Buy	1/28/2020	Common Stock	22,500.00	USAT	$8.3482
Buy	1/29/2020	Common Stock	25,000.00	USAT	$8.5485
Buy	1/30/2020	Common Stock	50,000.00	USAT	$8.7441
Buy	1/30/2020	Common Stock	25,000.00	USAT	$8.7348
Buy	1/31/2020	Common Stock	100,000.00	USAT	$9.1075